Exhibit 99.1

Gerdau Ameristeel Announces Planning Process for Jacksonville Mill Expansion

TAMPA, FL - January 24, 2008 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today that it has begun the planning process for a capital project to expand its Jacksonville Steel Mill, located in Baldwin, Florida.

The expansion is expected to add approximately 400,000 tons to the Gerdau Ameristeel Jacksonville rolling mill, matching the facility’s recently expanded melting capacity of more than 1,000,000 tons.  J. Neal McCullohs, Vice President of Commercial and Downstream Operations,  commented that “this planned expansion will complete our plans to have a global scale rebar plant in Florida to serve the Southeastern United States with the highest quality, lowest cost products in the industry.  We have been a market leader in rebar in this region and we believe this project will enable us to continue to serve our customers long into the future.”

An engineering team is well into the planning process for the expansion; which is expected to be completed by 2010.  The primary products out of the Jacksonville Mill will continue to be Rebar and Wire Rod.

About Gerdau Ameristeel:

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of 19 minimills (including one 50%-owned joint venture minimill), 19 scrap recycling facilities and 62 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol GNA.

Forward Looking Statements

This press release contains forward looking statements with respect to Gerdau Ameristeel Corporation, including its offering of common shares and use of net proceeds, financing activities, business operations, strategy, financial performance, and condition.  Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties.  Actual results may differ materially from those expressed or implied by such forward looking statements.  Factors that could cause actual results to differ materially from expectations include, among other things, excess global capacity in the steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the ability to integrate newly-acquired businesses such as Chaparral and achieve synergies; the Company’s level of indebtedness; the Company’s participation in consolidation of the steel industry; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; unexpected equipment failures and plant interruptions or outages; the substantial capital investment and similar expenditures required in the Company’s business; the loss of key employees; interest rate risk; the Company’s ability to fund its pension plans; currency exchange rate fluctuations; competitors’ relief of debt burdens and legacy costs by seeking protection under the bankruptcy laws; the accuracy of estimates used in the preparation of the Company’s financial statements; the Company’s reliance on joint ventures that it does not control; and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Contact
Vice President, Finance and Chief Financial Officer
Barbara R. Smith
(813) 319 4324
BAsmith@gerdauameristeel.com